Contact:	Daniel C. Dunn
    Chief Financial Officer
    314/771-2400

Allied Healthcare Products Returns to Profitability
   By Offsetting Depressed Sales with Cost Reductions

ST. LOUIS, February 8, 2010 – Cost reductions offset a recession-driven sales decline to move Allied Healthcare Products (NASDAQ: AHPI) narrowly back into profitability in the second quarter of fiscal year 2010.

Sales for the quarter ended December 31, 2009 declined almost 9 percent, from approximately $12.5 million during the same quarter last year to $11.4 million in the current quarter. However, Allied’s costs of sales were reduced even more sharply, from approximately $9.8 million to less than $8.5 million, or almost 14 percent.  Also, selling, general, and administrative costs for the quarter were reduced to $2.9 million from $3.4 million, a reduction of almost 15 percent.  The result was a break-even quarter with net income of about $22,000, equating to zero cents per share, versus a loss of $436,000, or negative six cents per share in the same quarter last year.

Cost reductions were achieved throughout the company, including operations, personnel and other overhead.

Allied’s sales in U.S. markets for hospital and emergency equipment have been particularly hard hit by recession-driven budget cuts by hospitals and municipalities.  “At some point, this basic equipment must be replaced, so sales in these markets are expected to return to normal levels.  What we do not, and cannot, know is when that will be,” said Earl Refsland, Allied president and chief executive officer.

In the meantime, Allied has made preparations to begin manufacturing a formerly outsourced product in the second half of fiscal 2010, realizing a significant new cost reduction, Refsland said.

Allied Healthcare Products, Inc. manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care.  Allied’s product lines include respiratory care products, medical gas equipment, emergency medical products and mass casualty ventilators.  Allied’s products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.

 “SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended,		Six months ended,
	December 31,		December 31,
	2009	2008	2009	2008

Net sales	$11,414,908	$12,531,342	$22,738,584	$26,972,353
Cost of sales	8,470,169	9,821,746	17,390,969	20,761,703
Gross profit	2,944,739	2,709,596	5,347,615	6,210,650

Selling General and administrative expenses	2,900,113	3,400,342	6,491,891	6,583,929
Income (loss) from operations	44,626	(690,746)	(1,144,276)	(373,279)

Interest income	(464)	(18,455)	(1,448)	(49,114)
Interest expense	162	5,849	2,574	5,849
Other, net	11,785	11,112	22,798	23,179
	11,483	(1,494)	23,924	(20,086)

Income (loss) before provision for
(benefit from) income taxes	33,143	(689,252)	(1,168,200)	(353,193)

Provision for (benefit from) income taxes	11,573	(253,158)	(444,832)	(125,456)
Net income (loss)	$21,570	$(436,094)	$(723,368)	$(227,737)

Net income (loss) per share - Basic and diluted	$0.00	$(0.06)	$(0.09)	$(0.03)

Weighted average common shares
Outstanding - Basic	8,092,734	7,901,327	8,040,528	7,896,279

Weighted average common shares
Outstanding - Diluted	8,217,103	7,901,327	8,040,528	7,896,279

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	December 31, 2009	June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$2,492,160	$1,943,364
Accounts receivable, net of allowances
of $300,000	5,283,980	6,172,437
Inventories, net	12,736,488	12,663,938
Income tax receivable	1,653,573	937,273
Other current assets	308,451	327,203
Total current assets	22,474,652	22,044,215
Property, plant and equipment, net	10,209,764	10,799,089
Other assets, net	189,132	390,627
Total assets	$32,873,548	$33,233,931

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,315,688	$1,633,568
Other accrued liabilities	1,880,039	2,316,558
Deferred income taxes	168,136	419,213
Deferred revenue	688,200	688,200
Total current liabilities	5,052,063	5,057,539

Deferred revenue	1,147,000	1,491,100

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares
authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares
authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares
authorized; 10,396,878 and 10,204,819 shares issued
at December 31, 2009 and June 30, 2009, respectively;
8,093,386 and 7,901,327 shares outstanding at
December 31, 2009 and June 30, 2009, respectively	103,969	102,048
Additional paid-in capital	48,342,689	47,632,049
Accumulated deficit	(1,040,745)	(317,377)
Less treasury stock, at cost; 2,303,492 shares at
December 31, 2009 and June 30, 2009, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	26,674,485	26,685,292
Total liabilities and stockholders' equity	$32,873,548	$33,233,931